February 26, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Strawberry Fields REIT, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-11
File No. 333-274100
Originally Filed on August 21, 2023

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933 (the “Act”), Strawberry fields REIT, Inc. (the “Company”), hereby requests that the Company’s Registration Statement on Form S-11 (File No. 333-2274100), initially filed with the Securities and Exchange Commission (the “Commission”) on August 21, 2023, together with all exhibits thereto (the “Registration Statement”), be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because the Company is no longer pursuing a public offering of its common stock at this time. The Commission has not declared the Registration Statement effective under the Act, and the undersigned represents that no securities were sold pursuant to the Registration Statement.

The Company further requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company for future use.

Should you have any questions regarding these matters, please contact our counsel, Richard Pearlman of Igler and Pearlman, P.A. at (850) 878-2411.

Thank you for your assistance in this matter.

/s/ Moishe Gubin

Moishe Gubin

Chairman and Chief Executive Officer